As confidentially submitted to the Securities and Exchange Commission on April 13, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Confidential Submission No. 2

on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MeiraGTx Holdings plc1

(Exact name of registrant as specified in its charter)

England and Wales	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

430 East 29th Street, 10th Floor

New York, NY 10016

(646) 490-2965

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexandria Forbes, Ph.D.

President and Chief Executive Officer

MeiraGTx Holdings plc

430 East 29th Street, 10th Floor

New York, NY 10016

(646) 490-2965

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos Keith Halverstam Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 +617 948 6000	Claire A. Keast-Butler Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 20 7710 1000	Ed Lukins Ed Dyson Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 20 7785 9355	Brent B. Siler Divakar Gupta Richard C. Segal Cooley LLP 1114 Avenue of the Americas New York, NY 10036 +212 479 6000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, nominal value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[1]	Prior to the completion of this offering, we intend to incorporate MeiraGTx Holdings plc, a public limited company under the laws of England and Wales, which will be the direct parent of MeiraGTx Limited and the holding company of the business and will be the issuer of ordinary shares in this offering.

EXPLANATORY NOTE

This filing is being confidentially submitted for the purpose of submitting Exhibits 10.10, 10.11, 10.12, 10.13 and 10.14 to the Registration Statement on Form S-1 (the “Registration Statement”). No change is being made to the prospectus constituting Part I of the Registration Statement or Items 13, 14 or 17 of Part II of the Registration Statement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of ordinary shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of Capital Stock.

From April 24, 2015 through March 29, 2018, the registrant issued an aggregate 36,389,760 Series A ordinary shares for an aggregate consideration of approximately $8.7 million.

From October 1, 2015 through March 29, 2018, the registrant issued an aggregate 36,423,285 Series C preferred shares for an aggregate consideration of approximately $97.9 million to investors.

(b) Equity Grants.

From March 4, 2016 through January 10, 2018, the registrant granted stock options to purchase an aggregate of 6,292,500 Series A ordinary shares with exercise prices ranging between $0.68 and $1.99 per share to employees, non-employee consultants, and directors in connection with services provided to the registrant by such parties.

(c) Warrants.

On September 22, 2017, the registrant issued a warrant to purchase up to an aggregate of 2,700,000 shares of Series C preferred shares to Perceptive Life Sciences Master Fund Ltd pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

On November 2, 2017, the registrant issued a warrant to purchase up to aggregate of 900,000 shares of Series C preferred shares to Alexandria Equities No. 7, LLC pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

(d) Issuance of Notes.

On May 1, 2017, the registrant issued a convertible note to an entity associated with Alexandria Equities No. 7, LLC, in the principal amount of $2.5 million. On November 2, 2017, the convertible note was converted and the registrant issued 925,926 Series C preferred shares to Alexandria Equities No. 7, LLC at $2.70 per share for an aggregate consideration of approximately $2.5 million.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Underwriting Agreement

3.1*	Articles of Association of the Registrant (currently in effect)

3.2*	Form of Restated Articles of Association of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the ordinary shares of the Registrant

5.1*	Opinion of Latham & Watkins LLP

10.1#*	2016 Equity Incentive Plan, as amended, and form of option agreements thereunder

10.2#*	2018 Incentive Award Plan and form of option agreements thereunder

10.3#*	Non-Employee Director Compensation Program

Exhibit Number	Description of Exhibit

10.4#*	Form of Indemnification Agreement for Directors and Officers

10.5*	Lease Agreement, dated June 29, 2016, as amended, between MeiraGTx Limited and ARE-East River Science Park LLC

10.6*	Lease Agreement, dated February 2, 2016, among MeiraGTx Limited, Moorfields Eye Hospital NHS Foundation Trust and Kadmon Corporation LLC

10.7*	Employment Agreement, dated February 15, 2016, between MeiraGTx Limited and Alexandria Forbes, Ph.D.

10.8*	Employment Agreement, dated February 15, 2016 between MeiraGTx Limited and Richard Giroux

10.9*	Employment Agreement, dated April 27, 2015, between MeiraGTx Limited and Stuart Naylor, Ph.D.

10.10†	License Agreement, dated May 1, 2013, as amended, among MeiraGTx Limited, Brandeis University and BRI-Alzan Inc.

10.11†	License Agreement, dated February 4, 2015, as amended, between Athena Vision Ltd. and UCL Business Plc

10.12†	License Agreement, dated July 28, 2017, as amended, between MeiraGTx UK II Limited and UCL Business Plc

10.13†	License Agreement, dated March 15, 2018, among MeiraGTx Limited, MeiraGTx UK II Limited and UCL Business Plc

10.14†	Agreement and Plan of Merger, dated December 31, 2015, among MeiraGTx Acquisition Corporation, BRI-Alzan Inc., F-Prime Inc., Gregory Petsko, Dagmar Ringe, Brandeis University and MeiraGTx Limited

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this                day of                 , 2018.

MeiraGTx Holdings plc

By:
Alexandria Forbes, Ph.D.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of MeiraGTx Holdings plc., hereby severally constitute and appoint Alexandria Forbes, Ph.D. and         , and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Alexandria Forbes, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	, 2018

Richard Giroux	Chief Operating Officer (principal financial officer and principal accounting officer) and MeiraGTx Holdings plc’s authorized representative in the United States	, 2018

Keith R. Harris, Ph.D.	Chairman of the Board of Directors	, 2018

Ellen Hukkelhoven, Ph.D.	Director	, 2018

Arnold J. Levine, Ph.D.	Director	, 2018

Joel S. Marcus	Director	, 2018

Neil Mendoza	Director	, 2018

Stuart Naylor, Ph.D.	Director	, 2018

Thomas E. Shenk	Director	, 2018